INFORMATION CIRCULAR

PACIFIC HARBOUR CAPITAL LTD.

#1502 – 543 Granville Street

Vancouver, British Columbia  V6C 1X8

(All information as at July 29, 2004 unless otherwise indicated)

PERSONS OR COMPANIES MAKING SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Pacific Harbour Capital Ltd.,  (the “Company”) for  use, and to be voted at, the Annual General Meeting of members of the Company (the “Meeting”) to be held on Wednesday, September 15th,  2004, at 10:00 o’clock in the forenoon, Vancouver time, in the boardroom of the Company's offices located at Suite 1502 – 543 Granville Street, Vancouver, British Columbia, for the purposes set forth in the Notice of Annual General Meeting appended hereto.

While it is expected that the solicitation of proxies will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A MEMBER OF THE COMPANY HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER OF THE COMPANY, OR OTHERWISE ENTITLED TO ATTEND AND VOTE AT THE MEETING) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING AT WHICH HE IS ENTITLED TO VOTE OTHER THAN THE PERSON DESIGNATED IN THE ACCOMPANYING FORM OF PROXY.

A member desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax:  within North America (866) 249-7775); outside North America (416) 263-9524) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time for holding the Meeting or any adjournment(s) thereof.

A member giving a proxy has the power to revoke it at any time to the extent that it has not been exercised.  In addition to revocation in any other manner permitted by law, a member giving a proxy has the power to revoke it by an instrument in writing executed by the member or by his attorney authorized in writing, or where the member is a corporation, by a duly authorized officer, or attorney of the corporation and delivered either to the registered office of the Company at Suite 1400 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken.

EXERCISE OF DISCRETION

If the instructions as to voting indicated in the proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting, in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Member") are registered either:

(a)

in the name of an Intermediary (an "Intermediary") that the Non-Registered Member deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 (Communication with Beneficial Owners of Securities of Reporting Companies) published by the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Members.

Intermediaries are required to forward the proxy-related materials to Non-Registered Members unless a Non-Registered Member has waived the right to receive them.  Intermediaries often use service companies (such as ADP Investor Communications) to forward the proxy-related materials to Non-Registered Members.  Generally, Non-Registered Members who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Member in accordance with the Intermediary's instructions on the voting instruction form.  In some cases, such Non-Registered Members will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Member but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Member, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Members to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Member wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Member), the Non-Registered Member should strike out the names of the persons named in the proxy and insert the Non-Registered Member's (or such other person's) name in the blank space provided, or in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Members should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding:

Authorized Share Capital:

100,000,000

Common Shares without par value

100,000,000

Preferred Shares without par value

Issued & Outstanding:

7,247,703

Fully paid and non-assessable Common

Shares without par value, each share carrying

the right to one vote

Nil

Preferred Shares without par value

Any shareholder of record at the close of business on July 26, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons or corporations, which beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name & Address	Number of Shares	Percentage of Issued Shares
Arthur Clemiss
P.O. Box 2505, Kirk House	1,232,327	17.0%
Georgetown
Grand Cayman Islands, B.W.I.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2004 and the auditors report thereon will be placed before the meeting for consideration by the members.

NUMBER OF DIRECTORS

Management of the Company is seeking member approval of an ordinary resolution setting the number of directors of the Company at three for the ensuing year.  The members will be requested at the Meeting to pass the following ordinary resolution:

"IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, THAT the number of directors of the Company be set at three."

ELECTION OF DIRECTORS

The three persons named below are the nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Company Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s Proxy that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the following information with respect to each of management’s nominees for election as directors: the person’s name and country of residence; all positions and offices in the Company presently held by him; his present principal occupation or employment, the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the record date for the Meeting.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation	Date of Appointment as Director	Common Shares Owned or Controlled
THOMAS PRESSELLO(1) Vancouver, BC, Canada Chief Executive Officer, President and Director	Businessman; Chief Executive Officer, President and Director of the Company; Business Consultant (1994 to present) advising on structuring several financial transactions in mining, real estate and other sectors.	December 14, 2001	200,500
LISA REYNOLDS Vancouver, BC, Canada Chairman of the Board and Director	Businesswoman; Chairman of the Board and Director; advisor and volunteer to several community organizations; Graduate, Financial Management and Accounting program, B.C. Institute of Technology.	March 5, 2002	25,000
JAMES HEPPELL(1) Vancouver, BC, Canada Director	Partner, President and Chief Executive Officer, Catalyst Corporate Finance Lawyers (1992 to present).	March 5, 2002	Nil

(1)

Current members of the Company’s Audit Committee.

The information as to residence, principal occupation and shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or, in the case of shares beneficially owned, has been extracted from the register of shareholdings maintained by the Company’s transfer agent.

The Company is required to have an audit committee but is not required, and does not presently have, an executive committee.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in the Province Newspaper, on Thursday, June 24th, 2004.  Copies of such Advance Notice of Meeting were delivered to the British Columbia Securities Commission, Alberta Securities Commission and the TSX-VE pursuant to the regulation under the Company Act.

 EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i)

the CEO regardless of the amount of compensation of that individual,

(ii)

each of the Company's four most highly compensated executive officers, other than the

CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)

any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2004, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Thomas Pressello, President, Chief Executive Officer and director of the Company.

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation paid to the Named Executive Officers for each of the company’s three most recently completed fiscal years.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO, C.E.O & PRESIDENT	2004 2003 2002	Nil Nil Nil	Nil Ni Nil	$107,500(4) $106,000 (4) $25,000 (4)	Nil 352,014 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to 467422 B.C. Ltd., a private B.C. company controlled by Thomas Pressello.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there are no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SAR’s Granted During the Most Recently Completed Fiscal Year

Name	Securities Under Options/SARS Granted	% of Total Options Granted During Fiscal Year	Exercise Price & Expiry Date	Market Value of Securities Underlying Options/SARs on Date of Grant
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	Nil	Nil

Aggregated Options/SARS Exercised During the Most Recently

Completed Fiscal Year and Fiscal Year End Options/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the former Named Executive Officers.  During this period, no outstanding SAR’s were held by any Named Executive Officers

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In -The-Money Options At Fiscal Year-End ($) Exercisable/Unexercisable(2)
THOMAS PRESSELLO CEO & PRESIDENT	Nil	Nil	352,014 Unexercised	Nil

1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year-end exceeds the option exercise price.  The closing market price of the Company’s shares as at March 31, 2004 (i.e. fiscal year-end) was $0.24 the same as the exercise price of outstanding options.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX-VE.  During the most recently completed financial year, the Company did not grant incentive stock options to any of the directors.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person:  (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, except as set forth below.

As at March 31, 2004, there is no indebtedness of officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries owing to the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Amisano Hanson, Chartered Accountants, as the auditors of the Company to hold office until the next Annual General Meeting of shareholders at remuneration to be fixed by the directors.   Amisano Hanson, Chartered Accountants have been the Company’s auditors since March 16, 2000.

PARTICULARS OF MATTERS TO BE ACTED UPON

Transition into the British Columbia Business Corporations Act and Adoption of New Articles

The British Columbia Business Corporations Act (the “Act”) came into force in British Columbia on March 29, 2004 and requires that every company in British Columbia file a Transition Application containing a Notice of Articles within two years of the Act coming into force.  One of the most important changes resulting from the Act is that a Notice of Articles will replace the Memorandum of pre-existing companies.

The Notice of Articles sets out, amongst other things, the authorized share structure and the names and addresses of the directors of the Company.  If the Transition Application is not filed, the Registrar of

Companies may dissolve the company.  Until a Transition Application is filed, companies in British Columbia are unable to effect changes to their share capital structure or name.

The Company’s Articles are no longer filed with the Registrar of Companies and may require alteration under the Act.  Mandatory changes to the Articles of a company required under the Act include the addition to the Articles of any provisions contained in the Memorandum, or deemed to be contained in the Memorandum, of the company that are not contained in the Notice of Articles - the Articles of such a company must be altered to include such provisions.

In addition to the mandatory changes to the Articles required by the Act, there are a number of optional changes that may be made if a company wishes to take advantage of the provisions of the Act.

As a company that was in existence before the Act came into force, the Company is also subject to the Pre-existing Company Provisions set out in the Regulations to the Act until the shareholders of the Company pass a special resolution authorizing the removal of the Pre-existing Company Provisions.  Removal of the Pre-existing Company Provisions and most changes to the Articles of the Company cannot be made until after the Transition Application has been filed.

The Company has filed a Transition Application containing a Notice of Articles.  The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company.  It is now proposed to remove the application of the Pre-existing Company Provisions to the Company and to alter the Notice of Articles accordingly.  It is also proposed to replace the existing Articles of the Company with Articles that take advantage of various provisions under the Act.  Except as to changing the majority required for the passage of special resolutions and special separate resolutions from 3/4 to 2/3 of the votes cast, and changing the type of resolution required for changes in the authorized share structure or name of the Company, with corresponding alteration to the Articles and Notice of Articles as may be required by such changes, from a special resolution to a resolution of directors, the proposed new Articles for the Company are substantively the same as the existing Articles of the Company.  The proposed new Articles of the Company will be available for inspection at the Registered Office of the Company, Suite 1400 -1055 West Hastings Street, Vancouver, B.C., during normal business hours, and at the Meeting.

Accordingly, at the Meeting, the members will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolutions:

“WHEREAS:

A.

the Company, as a pre-existing B.C. company, has filed a Transition Application in the form prescribed by the Business Corporations Act (the “Act”) containing a Notice of Articles;

B.

the Notice of Articles contains a statement that the Pre-existing Company Provisions set forth in the Regulations to the Act apply to the Company; and

C.

the Directors of the Company have determined that it is in the best interests of the Company that:

(a)

the Pre-existing Company Provisions be removed and no longer apply to the Company; and

(b)

the Articles of the Company be replaced in order to take advantage of various provisions under the Act.

RESOLVED AS SPECIAL RESOLUTIONS THAT:

1.

The Pre-existing Company Provisions set forth in the Regulations to the Act be removed and no longer apply to the Company and the Notice of Articles of the Company be altered to remove the application of such Pre-existing Company Provisions to the Company and the directors of the Company are authorized to instruct the Company’s agents to file with the Registrar of Companies a Notice of Alteration to the Notice of Articles of the Company reflecting such change, provided that such Notice of Alteration shall not be filed with the Registrar of Companies unless and until this special resolution has been received for deposit at the Company’s records office;

Catalyst Corporate Finance Lawyers be appointed as the Company’s agent to electronically file the Notice of Alteration to the Notice of Articles of the Company with the Registrar of Companies;

Any one director or officer of the Company, signing alone, is authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do all such further acts and things, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

2.

The existing Articles of the Company be cancelled, and the form of Articles presented to the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company and the alterations made to the Company’s Articles shall take effect upon deposit of this special resolution at the Company’s records office after the Notice of Alteration referred to in Resolution 1 has been filed with the Registrar of Companies.”

“Special Resolution” means a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company where not less than 21 days’ notice specifying the intention to propose the resolution as a special resolution has been duly given.

Management of the Company is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which can be accessed under the Company’s profile on SEDAR.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas Pressello"

Thomas Pressello

President & CEO

CERTIFICATE

 The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not mistaking in light of the circumstances in which it was made.

"Lisa Reynolds"

"Thomas Pressello"

Lisa Reynolds

Thomas Pressello

Chairman of the Board

Chief Executive Officer